Sutor Technology Group Limited

No 8, Huaye Road

Dongbang Industrial Park

Changshu, Jiangsu 215534

People’s Republic of China

February 13, 2015

By EDGAR Transmission

Mr. Kevin Stertzel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Sutor Technology Group Limited

Form 10-K for Fiscal Year Ended June 30, 2014

Filed December 15, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed December 15, 2014

File No. 1-33959

Dear Mr. Stertzel:

On behalf of Sutor Technology Group Limited (“Sutor” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 30, 2015 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Form 10-K”) and quarterly report on Form 10-Q (the “Form 10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for Fiscal Year Ended June 30, 2014

Business

Raw Materials and Suppliers, page 6

1.	In future filings, consideration should be given to filing your material long-term supply contracts as exhibits.

SUTOR RESPONSE: We will file our material long-term supply contracts as exhibits in applicable future filings.

Research and Development, page 8

2.	In future filings, please disclose the amount of money spent on research and development during each of the last two fiscal years.

SUTOR RESPONSE: We will disclose the amount of money spent on research and development during each of the last two fiscal years in applicable future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 30

3.	In future filings, consideration should be given to filing material credit facilities, loans or other debt agreements.

SUTOR RESPONSE: We will file our material credit facilities, loans or other debt agreements as exhibits in applicable future filings.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-4

4.	We note you present Interest Income on the face of your Statements of Operations in excess of $3 million for each year presented. We are unable to locate MD&A or financial statement footnote disclosure, which explains the source of this interest income. Please tell us and expand your disclosure in future filings to explain the source of this income and the reasons for the change from period-to-period. As part of your response, please tell us whether the amounts reflected have been received or are receivable, and if receivable, where the amounts are reflected in your Statement of Cash Flows.

SUTOR RESPONSE: The Company respectfully advises the Staff that almost all of the interest income was derived from our cash deposits in banks and restricted cash. The change from period to period was mainly due to the change of balances of cash deposits and restricted cash in different periods. The interest income presented on the face of the Statements of Operations had been received as interests regularly paid by the banks to the Company at the end of each month. We will expand our disclosure in future filings to explain the source of this income and the reason for the change from period-to-period.

Note 5 – Inventories, page F-16

5.	We note disclosure elsewhere in your document that states steel prices have been declining and are reflecting the impacts of a stagnant Chinese real estate market and steel industry overcapacity. Given the significant decline in the price of steel, please tell us whether you evaluated your inventories for potential lower-of-cost or market adjustment and why you don’t believe any adjustment was necessary as of your fiscal year ended June 30, 2014.

SUTOR RESPONSE: The Company respectfully advises the Staff that we evaluated the net realizable value of inventories based on lower-of-cost or market adjustment and we believed no significant adjustment was necessary as of June 30, 2014 because our selling prices of finished goods were expected to be higher than the cost plus selling expenses, and also higher than the sum of cost of raw materials, the conversion cost and selling expenses.

Note 16 – Significant Concentrations, page F-25

6. We note your disclosure which states that advances to suppliers arise from deposits paid in advance for future purchases of raw materials. Please address the following in your response:

•	Tell us and disclose in your filing, the amount of these advances that are to your affiliate, Shanghai Huaye and its subsidiaries.

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SUTOR RESPONSE: The Company respectfully advises the Staff that the advances to Shanghai Huaye and its subsidiaries were $281,720,894 as of June 30, 2014. We will disclose separately the advances to each related party in the future filings.

•	Please explain to us and in your filing, why the advances to suppliers for future purchases of raw materials continues to increase from period-to-period in a declining sales environment.

SUTOR RESPONSE: The Company respectfully advises the Staff that we purchase raw materials and arrange production based on expected future sales. Due to fluctuation of steel prices, we entered into purchase agreements with suppliers and made prepayments to ensure the quality and quantity of the raw materials. The unit price of raw materials is not fixed in the purchase agreement and instead, a ceiling price was set forth. As a result, the purchase price will be the same as the market price at delivery if the market price declines. On the other hand, the purchase price will be the ceiling price if the market price goes above the ceiling price at delivery. The purchase agreement is a long-term framework agreement and the prepayment will be used for the inventory in the next year.

•	Given the significant decline in your revenues, please explain to us why you believe the advances to suppliers should be reflected as a current asset on your balance sheet.

SUTOR RESPONSE: The Company respectfully advises the Staff that Shanghai Huaye is the major supplier of the Company and to ensure the quantity and quality of raw materials purchased, we entered into a lump sum prepayment agreement with Shanghai Huaye to lock in the purchase price. The prepayment is on a first-in-first-out basis and will be used for the inventory purchase in the next year. Based on our estimate as at June 30, 2014, the prepayment will be used for the purchase in a year, therefore we classified the advances to suppliers as a current asset on the balance sheet.

•	Please tell us whether the advances to suppliers are on a fixed price basis for future raw material purchases or if they represent advances that will be settled at current market prices at the time of delivery. If on a fixed price basis, please tell us how you have considered the decline in steel prices in the recoverability of this asset.

SUTOR RESPONSE: As indicated above, the purchase prices of future raw materials are not fixed in the agreements with suppliers but with a ceiling price. As a result, the purchase price will be the same as the market price at delivery if the market price declines and the purchase price will be the ceiling price if at delivery time the market price goes above the ceiling price.

General

7.	We are unable to locate audited footnote disclosure pertaining to your notes payable reflected on your balance sheet in the amount of $136.3 million as of June 30, 2014. Based on the information presented in your Statement of Cash Flows and your liquidity disclosures, it’s not clear whether these are short-term obligations which are expected to be refinanced or long-term obligations. Please refer to ASC 470-10-50 and provide the appropriate level of footnote disclosure in future filings based on your facts and circumstances, and also explain to us why no footnote disclosure has been provided in your document for the periods presented.

SUTOR RESPONSE: The Company respectfully advises the Staff that the notes payable were all payables to banks in the form of bank acceptance notes in relation to the purchase of raw materials. All of the notes payable had terms not exceeding 12 months, so they were current liabilities. We did not separately disclose notes payable in the footnote because notes payable are commonly used in China and the nature of notes payable is very similar to accounts payable. We will provide appropriate level of footnote disclosure of notes payable in future filings in accordance with ASC 470-10-50.

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Form 10-Q for Fiscal Quarter Ended September 30, 2014

Condensed Consolidated Balance Sheets, page F-1

8.	We note the amount you reflect on your balance sheet for “Trade accounts receivable, related parties” of $40.8 million, is greater than the sum of your June 30, 2014 balance for these receivables, plus your related party sales in the first quarter. Please explain why this is the case and what other amounts besides sales, are reflected in “Trade accounts receivable, related parties” at September 30, 2014.

SUTOR RESPONSE: The Company respectfully advises the Staff that the difference between the balance of “Trade accounts receivable, related parties” as of September 30, 2014 and the sum of the balances as of June 30, 2014 for these receivables plus the related party sales in the first quarter, is the value added taxes (“VAT”) imposed on such sales in the first quarter, which were billed to the customers. The balance of trade receivables is the gross amount of sales with VAT.

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Qixiang Sun, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8349.

Sincerely,

SUTOR TECHNOLOGY GROUP LIMITED

By:	/s/ Jun Xu
Jun Xu
Chief Financial Officer

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